On Sonnenschein, Nath & Rosenthal LLP letterhead

Marc Salle

816.460.2555

msalle@sonnenschein.com

May 10, 2007

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Room 4561

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          DST Systems, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 1, 2007

File No. 1-14036

Dear Ms. Collins:

We serve as counsel to DST Systems, Inc. (“DST” or the “Company”), and have been asked by DST to provide the following responses to your comment letter dated March 29, 2007 to Mr. Thomas A. McDonnell, Chief Executive Officer of DST, with respect to the above-referenced report.

As discussed in our letter to you dated April 3, 2007, we appreciate the additional time in which to submit this response in light of the absence of key personnel of the Company during the period prior to the original deadline of April 12, 2007.

In connection with this response, DST acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, each response to your comments is preceded by the comment to which it relates.  Page number references are to the pages of the Form 10-K for the year ended December 31, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

Comment 1.  We note that revenues were negatively impacted in fiscal 2006 by the sale of EquiServe  and the Innovis Entities during 2005 and the merger of lock\line with Asurion in January 2006, which collectively recorded operating revenues of $358.6 million.  Your disclosures in Note 3 indicate that due to the ongoing cash flows that will be recorded by the Company related to the sales of these businesses, the Company has determined that the transaction did not qualify to be reported as discontinued operations.  It is not clear how you considered these on-going revenues in your MD&A disclosures.  Please explain.

Response:  The Company evaluated the guidance in EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No.144 in Determining Whether to Report Discontinued Operations” in reaching the conclusion that EquiServe, Innovis Entities and lock\line transactions did not qualify to be reported as discontinued operations.  The guidance in EITF 03-13 requires a registrant to determine if the continuing cash flows are significant.  For the sale of EquiServe and the Innovis Entities, DST compared the annual cash flows (revenue) that DST will continue to receive from the disposed entities to the annual cash flows (revenue) of the disposed entities.  In both situations, DST determined that the cash flows were significant to the disposed entities.  Although the continuing revenues were significant for purposes of the discontinued operations test, DST determined the continuing revenues were not significant or material to the consolidated revenues of DST.  In addition, the continuing revenues did not cause any significant variances or trend issues that warranted discussion in the MD&A.  As a result, the Company determined that separate disclosures of these ongoing revenues within MD&A should be more limited.  The Company has made reference in MD&A to the changes in the ongoing revenues where appropriate.

The guidance in EITF 03-13 also requires a registrant to determine if there is significant continuing involvement in the operations of the disposed business.  As it relates to the merger of lock\line and Asurion Corporation, DST considered the following factors: 1) DST has a 37.4% equity interest in Asurion; and 2) DST had the ability to appoint three directors to Asurion’s Board, which DST viewed as demonstrating significant influence.  Because of these factors, DST determined that it had significant continuing involvement and, as a result, the merger of lock\line did not qualify as a discontinued operation.  The Company disclosed the impact of the loss of lock\line related revenues in its MD&A discussion of consolidated revenues (page 57) and Financial Services Segment revenues (page 63).

The Company believes that it has appropriately considered the impact of the EquiServe, Innovis Entities and lock\line transactions and related contractual operating arrangements and has provided meaningful disclosures on both a consolidated basis, and on a segment basis, in MD&A.

Comment 2.  We note that the Company includes all costs (excluding depreciation and amortization) in one line item called costs and expenses as you believe that the nature of your business does not allow for a meaningful segregation of selling, general and administrative expense in your Statement of Operations.  We further note your costs and expenses include amounts for OOP cost, software development costs, marketing expense, compensation costs, gain on sales of office buildings and related assets, asset impairment charges, etc.  Your MD&A disclosures should describe any significant components of revenues or expenses that would enable an investor to understand the Company’s results of operations.  Considering the various components of your costs and expenses and the limited breakdown available in your financial statements, tell us how you considered including a breakdown of the significant components of these costs in your MD&A discussion and perhaps including a tabular presentation of the relevant components of your cost and expenses and the reasons for the changes in such components.  We refer you to Item 303 of Regulation S-K and SEC Release 33-8350.

Response:  DST is the largest provider of third-party shareowner recordkeeping services for the mutual fund industry in the United States and has over 10,000 employees worldwide.

Within the Financial Services Segment, the largest cost associated with providing DST’s financial processing services is compensation and benefits for the associates providing these services.  The Company routinely examines the major components of its costs and expenses and considers these factors as it prepares its MD&A disclosures.  Personnel related costs (compensation, benefits and payroll taxes) represent a majority of total Financial Services Segment costs and expenses.  In general, as client processing volumes increase, DST’s personnel costs increase similar to the increases in operating revenue.  Depreciation and amortization costs are separately presented and are very meaningful as the Company generally purchases its operating assets as opposed to leasing them.  After considering compensation/benefit related costs and depreciation and amortization, no other category of costs represents any meaningful percentage of total costs.  These other costs are reasonably consistent from one period to the next, and the Company therefore believes they do not represent a trend that would merit separate disclosure in MD&A.

In the Output Solutions Segment, personnel related costs are also the single largest component of the Segment’s costs and expenses, representing approximately half of total Output Solutions Segment costs and expenses (excluding reimbursable out-of-pocket costs, primarily postage).  After compensation/benefit related costs, the next highest category of expenses for the Output Solutions Segment are the costs associated with the print services (i.e. paper), which represents approximately one third of total Output Solutions Segment costs and expenses (excluding reimbursable out-of-pocket costs, primarily postage).   Depreciation and amortization costs are separately presented and are very meaningful as the Company, in recent years, has been purchasing new printing and inserting equipment to replace equipment that was previously leased as discussed on page 46 of MD&A.

When explaining revenue and cost variances in MD&A, DST has historically focused on the significant components of costs and expenses (principally compensation/benefits), depreciation and amortization, items that are unusual or infrequent in nature, and items that DST believes affect the trended results.  DST believes that significant variances have been discussed and a tabular presentation would not provide any additional useful information.  DST will continue to monitor these items and will consider the use of a tabular presentation of relevant components of costs and expenses if such presentation would provide a better understanding of DST’s results of operations.

Note 2.  Significant Accounting Policies

Revenue Recognition, page 89

Comment 3.  We note your references on pages 14 and 15 to hosting arrangements provided with the Company’s AWD and DSTHS software products.  Please clarify the terms of these arrangements as well as any other hosting arrangements and tell us how you considered the guidance in EITF  00-3 in accounting for such arrangements.  In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty.  Does the Company consider these hosting arrangements to be service offerings or the sale of SOP 97-2 software products?  Please explain.

Response:  DST has considered the revenue recognition guidance included in EITF 00-3 and believes it has properly accounted for its various hosting arrangements.  The following discussion will focus on DST’s AWD software products and hosting arrangements because the DSTHS hosting arrangements are not significant since there have not been any meaningful new DSTHS software license sales in connection with a hosting arrangement during the period that DST has owned the DSTHS business (since April 29, 2005).

For AWD customers that are on a monthly workstation/seat basis, DST considers these hosting arrangements to be service offerings.  DST has several customers who license its AWD software under arrangements that include upfront license fees.  DST accounts for these arrangements as the sale of software products under SOP 97-2.  Some of DST’s AWD software license customers also utilize the data processing hosting services that DST also provides; however, DST believes the criteria for revenue recognition for the license component have been met.

DST’s AWD hosting services contracts are generally separate from (not bundled with) DST’s AWD software license fee contracts.  A customer can choose to license AWD software and run the software in its own data center, or it can utilize the services of DST’s data center.  None of the hosting contracts have penalties associated with a customer taking the software.  However, early termination fees are customary and approximate the residual costs of equipment purchased specifically to provide data processing services for the customer in DST’s data center.

DST provides hosting services for approximately 50 AWD customers.  Of the 50 customers, approximately 40 pay license/support fees on a monthly workstation/seat basis.  This is tantamount to a subscription support model of accounting, as mentioned in SOP 97-2.  In addition, at December 31, 2006, twelve of the Company’s customers had licensed AWD software for an upfront fee.  Of the twelve customers, eleven deployed the AWD software initially in their own data processing facility.  These customers determined, at a later date, to take advantage of the cost efficiencies of having the software hosted in DST’s data center.  The data processing services were contracted on a discrete basis and were contracted for significantly after the initial license arrangement.  DST believes that it has a reasonable basis to support the value of the AWD hosting fees since a significant number of contracts were entered into on a discrete basis.  DST has utilized these contracts to establish fair value in the limited situations where a customer licenses the software and enters a hosting agreement contemporaneously.

Comment 4.  Your disclosures on page 4 indicated that the conversion for approximately 1.1 million of your new mutual fund client shareholder accounts is expected to occur in the first half of 2007 and for the remaining 7.0 million of new shareholder accounts, the conversion is expected to occur in the third quarter of 2007.  Does the Company charge a fee to convert or set-up new accounts?  If so, tell us how you considered the guidance in SAB 104 in accounting for such fees.  Similarly, tell us if you incur significant costs in establishing new accounts.  If so, tell us how you account for such costs and tell us how you considered including your accounting policy for set-up costs in your Note 2 disclosures.

Response.   DST does not charge a fee to convert or set-up new mutual fund client shareholder accounts.  DST’s accounting policy for client conversion costs is to expense internal conversion costs as incurred.  DST’s internal conversion costs, which are generally comprised of personnel costs, fall into three primary categories: 1) functionality enhancements/system interfaces; 2) data mapping and conversion; and 3) pre-conversion training.  Although DST’s policy is to expense these costs as incurred, DST notes that during the three years ended December 31, 2006, the aggregate conversion costs for new clients has not exceeded $3 million in any of those years.  From a quantitative perspective, DST believes these costs are not material to the consolidated financial statements, which is the primary reason that DST has not historically included its accounting policy for these types of costs in the notes to the financial statements.  Further, DST does not believe these costs will be significant in the future as these costs have been more fixed in nature since DST does not significantly alter its headcount as a result of the conversion related activities.  Client conversions at DST are primarily handled by existing employees, supplemented by the occasional use of external contractors.  Employees that are selected to participate on these conversion projects are typically programmers and other individuals considered to be TA2000 (DST’s proprietary software system for open-end mutual fund shareowner recordkeeping) subject matter experts.  Other projects (such as system maintenance and system enhancement activities) are adjusted so that these individuals can participate in the conversions.  After the conversion project is completed, these individuals perform other projects within the business.

During these client conversion projects, DST develops client interfaces and enhances the TA2000 system to be able to handle specific reporting needs and requests of the new client.  During a typical conversion project, DST assumes that a certain level of system programming effort will be needed, and DST generally does not bill the client for this development work.  In limited circumstances, a client’s conversion may entail efforts significantly in excess of the typical amount of system development work that DST is willing to provide during a conversion.  In these situations, which are limited, prior to the services being performed, DST and the client will mutually agree on a separate fee for the excess system enhancement services.  The revenues associated with the enhancement services are commensurate with the incremental costs that DST incurs to provide these services and are comparable to ad hoc professional services provided to other clients that have already converted onto the system.  In the past five years, DST believes that this situation has occurred once, and DST concluded that professional service revenues were a separate revenue element and recognized the revenue as the services were performed.

Note 3.  Significant Transactions

Asurion Corporation, page 95

Comment 5.  We note that the Company sold its lock\line subsidiary to a wholly-owned subsidiary of Asurion Corporation, a privately held company in exchange for a 37.4% interest in Asurion.  We further note that this transaction was valued based on the fair market value for lock\line of $287 million.  Tell us how you determined the fair value for this transaction, which resulted in goodwill of $174.8 million and a total gain of $84.4 million.  Also, you indicate that $12.5 million of the $31.6 million deferred gain will be recognized over 15 years.  Tell us how and when you intend to account for the remaining $19 million of deferred gain.  Further, tell us the specific accounting guidance you relied upon in accounting for this transaction.

Response:   DST merged its DST lock\line, Inc. subsidiary into a wholly-owned subsidiary of Asurion Corporation on January 1, 2006.  DST did not receive any cash proceeds in connection with this merger.  In consideration for the DST lock\line, Inc. business, DST received an approximate 37.4% interest in the merged Asurion Corporation.  DST considered ABP 18 in determining how to account for this transaction.  In addition, the accounting guidance in non-monetary exchange transactions (APB Opinion No. 29, SFAS 153 and EITF 01-2) and business combinations (SFAS 141) are based on the principle that exchanges of non-monetary assets should be measured utilizing the fair value of the assets exchanged.  Because both Asurion and DST lock\line, Inc. were privately held, and there was no “fresh cash” included in the transaction, DST engaged  a valuation firm to help it determine the fair value of DST lock\line, Inc. and the value of DST’s initial investment in Asurion Corporation.  The fair value of DST lock\line, Inc. was determined to be $287 million, which resulted in a pretax gain of $84.4 million.  However, based upon the guidance in Issue No. 6 in EITF 01-2 (as updated by paragraph 45 of the EITF), DST determined that 37.4%, or $31.6 million, of the initial pretax gain should be deferred, which resulted in a net pretax gain of $52.8 million.  Amortization of the $31.6 million deferred gain will be addressed later.

DST then compared its $287 million investment in Asurion to DST’s pro-rata share (37.4%) of Asurion’s stockholders’ equity on the date of the transaction.  This comparison yielded a carrying value in excess of DST’s pro-rata share of Asurion’s equity of $174.8 million.  This excess was then accounted for according to its nature as described in SFAS 141.  DST determined that a portion of the excess, in the amount of $44.6 million, related to definite lived intangible assets of Asurion that DST must amortize over their respective useful lives while the remaining portion, in the amount of $130.2 million, was allocated to goodwill and was not subject to amortization, but rather on-going impairment tests.

Regarding the $31.6 million deferred gain, DST determined that the appropriate method of recognizing this deferred gain was to amortize it at the same rate that Asurion amortized the corresponding assets it acquired from DST in the non-monetary transaction.  Based on Asurion’s purchase price allocations, it was determined that 40% of the deferred gain, or $12.5 million, should be amortized over 15 years.  The remaining 60%, or approximate $19 million of deferred gain, would not be amortized, unless there was a triggering event such as a goodwill impairment within Asurion or a reduction in DST’s ownership of Asurion.

Note 5.  Investments, page 101

Comment 6.   We noted that at December 31, 2006 the Company’s available-for-sale, trading and held-to-maturity securities portfolio totaled $1,323.2 million or approximately 42% of your total assets.  Tell us how you considered the requirements of the Investment Company Act of 1940 in determining whether the Company met the definition of investment company at December 31, 2006.

Response:  DST is an operating business that was formed in 1969.  DST was the first provider of an on-line mutual fund shareowner accounting system.  The Company has grown significantly since 1969, and has entered into several complimentary businesses since inception.  In addition, the Company has, over time, acquired a significant investment portfolio.  The majority of the investment portfolio resulted from mergers of subsidiaries or unconsolidated affiliates with other publicly traded companies.  DST frequently monitors the quantitative tests of the Investment Company Act of 1940 (the “ICA”) in determining that the Company does not meet the definition of an investment company.

Based on the Company’s review of Section 3(a)(1)(C) of the ICA, a presumption (subject to reversal under Section 3(b)) is created that a company is an investment company if more than 40% of the value of its total assets, exclusive of cash and U.S. government securities, on an unconsolidated basis consists of investment securities.  Inasmuch as this test must be performed on an unconsolidated basis and DST operates substantially through subsidiaries and joint ventures for purposes of the ICA, DST’s consolidated financial statements are not meaningful to a Section 3(a)(1)(C) analysis.  In addition, Section 2(a)(41)of the ICA requires that the Company value all of its assets other than its investment securities under principles that have nothing to do with the depreciated cost accounting principles generally applicable to DST’s operating businesses under GAAP.  In particular, Section 2(a)(41) requires that the Company value all of its operating subsidiaries and joint ventures and direct operating assets at fair value.  Over the years, the SEC has provided substantial guidance regarding the factors that a company should take into account in fair valuing the interests it holds in the subsidiaries and joint ventures through which it conducted its operations.  These factors, set out in ASRs 113 and 118 and now made more generally applicable in SFAS 157, would include sales of comparable companies, multiples of earnings or cash flow, appraisals and the like.

DST’s management monitors its status under Section 3(a)(1)(C) frequently.  Based on such monitoring, DST management is comfortable that the value of its investment securities is substantially less than 40% of the value of its total assets exclusive of cash and U.S. government securities.  This is because DST’s investment securities are essentially already reported in its consolidated financial statements at full value whereas its operating assets are reported in its consolidated financial statements at historical cost.

DST also notes that it is not an investment company because, as provided in Section 3(b)(1) of the ICA, DST is primarily engaged in one or more businesses other than investing in, trading or holding securities.  The SEC has articulated a number of factors that should be examined in making an evaluation under Section 3(b)(1), including the history of the company, its public statements and the nature of the activities of its officers and employees.  DST has, during the entire history of the company, been predominantly engaged in the transfer agency systems and services business, and for many years in substantial complimentary businesses such as print — mail, mobile telephone insurance administration, health insurance claims processing and software licensing and support in the U.S. and abroad.  In its public filings and during analyst/investor presentations, DST has never portrayed itself as an investment company.  In addition, DST is not aware of any analyst, investor or other similar organization that has referred to DST as an investment company.  The vast bulk of DST’s investment securities, by value, are the result of having exchanged, over the last 15 years, certain of its operating businesses for stock of other companies that it had, or has had, significant business relationships with.  DST has retained these stock positions, in some cases for many years.  In addition, less than ten of the nearly 20,000 employees that DST and its subsidiaries and joint ventures employ spend any time related to the management of the company’s investment securities.

Exhibit 31.1 and 31.2 Certifications

Comment 7.  We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals.  In future filings, the identifications of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

Response:  In the March 31, 2007 Quarterly Report on Form 10-Q and in future filings, the Company will remove the certifying individual’s title from the first paragraph of the certifications required by Exchange Act Rule 13a-14(a).

We appreciate the opportunity to provide this response.  If you have any questions or would like to discuss these responses, please call me at 816.460.2555.

Very truly yours,

/s/ Marc Salle

Marc Salle

MS:eem

cc:	Mr. Randall D. Young, Esq.
Mr. Gregg Wm. Givens
Mr. John F. Marvin, Esq.